Exhibit 99.1

Draganfly CEO to Keynote at Police Innovation Showcase 2023

The Police Innovation Showcase 2023 brings together top law enforcement leaders to explore the latest tech innovations to help improve policing standards and how police services can continue to create more effective and safer practices for officers and their communities.

Los Angeles, CA. June 22, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that our President and CEO, Cameron Chell, will be the keynote speaker at the upcoming Police Innovation Showcase 2023 on June 27, 2023, at the Sheraton Centre Hotel in Toronto, Ontario.

The Police Innovation Showcase is a premier gathering focused on exploring technological advancements revolutionizing policing standards and enabling law enforcement agencies to create more effective and safer practices for officers and their communities. This event will bring together top leaders in law enforcement to discuss challenges, strategies, and best practices as police services actively look for transformative approaches to establishing stronger foundations for the future.

Mr. Chell’s keynote topic is “Unlocking the Sky’s Potential: Exploring the Top 6 Drone Applications Use Cases for Law Enforcement,” at 9:50 am EDT. He will explore the use cases as well as the sensors and equipment that help enable these ground-breaking drone applications. He will also shed light on how drones have revolutionized law enforcement operations and real-world examples of how drones continue to be critical.

In addition to his featured keynote, Mr. Chell will hold a roundtable discussion titled “Reshaping Law Enforcement: Exploring the Intersection of Drones and Police Innovations.” This interactive session will discuss the potential collaboration between drones and other innovative solutions in law enforcement.

“Draganfly has been at the forefront of providing drone technology to the public safety sector for more than two decades,” said Cameron Chell, President and CEO of Draganfly. “This event will highlight Draganfly’s dedication to improving law enforcement practices through our innovative drone technology. We are excited to connect with law enforcement leaders, exchange valuable insights, and contribute to the continuous advancement of the industry.”

For more information about the Police Innovations Showcase 2023, click here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to potential collaboration between drones and other innovative solutions in law enforcement as well as their efficacy in respect of law enforcement operations. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.